UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EVO Payments, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26927E 104

(CUSIP Number)

May 25, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 26927E 104	Page 2 of 6

1	NAMES OF REPORTING PERSONS Blueapple, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares(1)
	6	SHARED VOTING POWER 0 shares(1)
	7	SOLE DISPOSITIVE POWER 0 shares(1)
	8	SHARED DISPOSITIVE POWER 0 shares(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The reporting person beneficially owns 32,163,538 limited liability company interests (“LLC Interests”) in EVO Investco, LLC (“EVO LLC”). The LLC Interests are not exchangeable for shares of the Class A common stock of EVO Payments, Inc. (the “Company”). As a result, the reporting person does not beneficially own any shares of Class A common stock. The reporting person’s ownership of LLC Interests gives it an approximately 34.4% economic interest in EVO LLC, which is the sole direct subsidiary and represents the only asset of the Company.

Schedule 13G
CUSIP No. 26927E 104	Page 3 of 6

1	NAMES OF REPORTING PERSONS Rafik R. Sidhom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares(1)
	6	SHARED VOTING POWER 0 shares(1)
	7	SOLE DISPOSITIVE POWER 0 shares(1)
	8	SHARED DISPOSITIVE POWER 0 shares(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The reporting person beneficially owns 32,163,538 LLC Interests in EVO LLC, all of which are held of record by Blueapple, Inc. The reporting person is the founder, chairman and majority stockholder of Blueapple, Inc. The LLC Interests are not exchangeable for shares of the Company’s Class A common stock. As a result, the reporting person does not beneficially own any shares of Class A common stock. The reporting person’s ownership of LLC Interests gives him an approximately 34.4% economic interest in EVO LLC, which is the sole direct subsidiary and represents the only asset of the Company.

Schedule 13G
CUSIP No. 26927E 104	Page 4 of 6

Explanatory Note:

The following constitutes Amendment No. 1 to the joint filing on Schedule 13G originally filed with the Securities and Exchange Commission by Blueapple, Inc. and Rafik R. Sidhom (collectively, the “Reporting Persons”) on February 14, 2019 (the “Initial Statement”). This Amendment No. 1 modifies the Initial Statement to reflect the cancellation for no consideration on May 25, 2021 of the shares of Class B common stock, par value $0.0001 per share, of EVO Payments, Inc. (the “Issuer”) held by the Reporting Persons, pursuant to the provisions of the Issuer’s amended and restated certificate of incorporation.

Item 1(a).	Name of Issuer:

EVO Payments, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Ten Glenlake Parkway, South Tower, Suite 950, Atlanta, Georgia 30328

Item 2(a).	Name of Person Filing

This Schedule 13G is filed jointly by each of the following persons pursuant to a previously filed joint filing agreement attached as Exhibit 1 to the Initial Statement:

(i)	Blueapple, Inc.

(ii)	Rafik R. Sidhom

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 515 Broadhollow Road, Melville, New York 11747.

Item 2(c).	Citizenship:

Blueapple, Inc. is a Delaware corporation.

Rafik R. Sidhom is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

26927E 104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

With respect to the beneficial ownership of the Reporting Persons, see Items 5 through 11 of the cover pages to this Schedule 13G/A, which are incorporated herein by reference.

Schedule 13G
CUSIP No. 26927E 104	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Schedule 13G
CUSIP No. 26927E 104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blueapple, Inc.

/s/ Rafik R. Sidhom
By: Rafik R. Sidhom
Title: President

/s/ Rafik R. Sidhom
Rafik R. Sidhom

May 25, 2021